EXHIBIT 17.1


InkSure Technologies Inc.

Gentlemen:

I hereby resign as a member of the Board of Directors of InkSure Technologies Inc., effective immediately. As you know, my other business commitments require extensive time and I am concerned that I may not have the availability required to be as involved with the company as I previously had been.

I understand that the Board has approved that I will receive a retirement package, as previously discussed, of 40,000 shares of InkSure Common Stock and that I will receive cash Board fees through December 31, 2010.

It has been a pleasure working with you over the past several years. My best wishes for all of you as well as for InkSure.

Best regards,

Randy F. Rock